SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Colfax Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

194014106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Mitchell P. Rales S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,238,471
	6	SHARED VOTING POWER 19,388
	7	SOLE DISPOSITIVE POWER 10,238,471
	8	SHARED DISPOSITIVE POWER 19,388
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,257,859
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1

The percentage reported is based on (1) the 117,756,730 shares of Common Stock reported as outstanding in Colfax Corporation’s Form 10-Q filed on October 31, 2019 and (2) 1,520,000 shares of Common Stock that may be acquired by the Reporting Person pursuant to Tangible Equity Units of the Issuer owned by the Reporting Person.

Item 1(a)	Name of Issuer:

The name of the issuer is Colfax Corporation, a Delaware corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The principal executive office of the Issuer is 420 National Business Parkway, 5th Floor, Annapolis Junction, MD 20701.

Item 2(a)	Name of Person Filing:

This Schedule is being filed by Mitchell P. Rales (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office, or, if None, Residence:

The principal business address of the Reporting Person is 11790 Glen Road, Potomac, MD 20854.

Item 2(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

This Schedule 13G/A relates to the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:

The CUSIP Number of the Common Stock is 194014106.

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4	Ownership.

As of December 31, 2019, the total number of shares of Common Stock beneficially owned by the Reporting Person is 10,257,859. 2,010,507 shares of Common Stock are held directly by the Reporting Person, 6,000,000 shares are held by limited liability companies of which the Reporting Person is the trustee of the sole member, 679,264 shares are held by the Mitchell P. Rales Family Trust, of which the Reporting Person is the trustee, and 28,700 shares are held in trust for his daughters, of which the Reporting Person is the trustee. The Reporting Person also holds 400,000 Tangible Equity Units (“TEUs”) of the Issuer, each of which is comprised of (i) a prepaid stock purchase contract and (ii) a senior amortizing note due January 15, 2022. The prepaid stock purchase contracts, which may be settled at any time by the Reporting Person, provide the Reporting Person the right to acquire shares of Common Stock. If a prepaid stock purchase contract is settled on or prior to January 15, 2021, the Reporting Person will receive 3.8 shares of common stock per contract. If a prepaid stock purchase contract is settled after January 15, 2021 but on or prior to the second trading day prior to January 15, 2022, the Reporting Person will receive 4 shares of common stock per contract. Each prepaid stock purchase contract may be settled at any time by the Reporting Person and in some circumstances may be redeemed by the Issuer. If not earlier settled or redeemed, on January 15, 2022 the prepaid stock purchase contracts will be settled automatically and each holder will receive not less than 4 shares of common stock per contract and not more than 4.8054 shares of common stock per contract, based on the applicable settlement rate and applicable market value of the common stock at settlement. In addition, 19,388 shares are held by Capital Yield Corporation. The Reporting Person is a 50% stockholder in Capital Yield Corporation. The Reporting Person disclaims beneficial ownership of the shares held by Capital Yield Corporation to the extent that they are beneficially owned by the other 50% stockholder (Steven M. Rales).

(a)	Amount beneficially owned: 10,257,859[1]

(b)	Percent of class: 8.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 10,238,471[1]

(ii)	Shared power to vote or to direct the vote: 19,388

(iii)	Sole power to dispose or to direct the disposition of: 10,238,471[1]

(iv)	Shared power to dispose or to direct the disposition of: 19,388

[1]

The number of shares of Common Stock underlying the Reporting Person’s TEUs is based on the amount that may be acquired if the prepaid stock purchase contracts were settled prior to January 15, 2021. The actual number of shares the Reporting Person may acquire will depend on when the prepaid stock purchase contracts are settled.

Item 5	Ownership of Five Percent or Less of a Class.

N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8	Identification and Classification of Members of the Group.

N/A

Item 9	Notice of Dissolution of Group.

N/A

Item 10	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

By:	/s/ Mitchell P. Rales
Name:	Mitchell P. Rales